Exhibit (a)(1)(J)

Speakers: Christine Pellizzari, Susan Eylward and Joe Fagan

April 3, 2023

Exchange Offer Script (SLIDE 1)

Hello, as you all know, I am Christine Pellizzari, Chief Legal and Human Resources Officer, and joining me today are Susan Eylward, Senior Corporate Counsel, and Joe Fagan our Director of Global Equity Compensation, and we are going to walk everyone through the stock option exchange offer. We believe stock ownership encourages employees to act like owners of the business by motivating us to work toward our collective goals and rewarding employees’ contributions by allowing them to benefit in the growth of Science 37. As you know, stock options are a key component of our incentive and retention compensation program, and we have historically offered them broadly to employees at Science 37, and so many employees have been impacted by the decline in the stock price.

Today, we are pleased to announce that Science 37 has launched an Option Exchange for eligible employees, certain consultants, and executive officers that will allow you to exchange certain “out of the money” stock options for restricted stock units (RSUs) . In the next several slides, Susan and Joe will explain what this could mean to you.

Please note that because of the strict regulations regarding this offering, we will not be able to answer questions at the end of the call, but we have provided comprehensive FAQs as well as other information that should help you decide if you want to participate in the offering. This information is available on the exchange offer website. We encourage you to discuss the offering with your financial planner or tax advisor.

Agenda: (SLIDE 2)

The agenda for today will be to review:

●	An overview of the stock option exchange
●	Stock Option Eligibility
●	Exchange Details
●	Taxation Considerations
●	Show an Example of an Exchange
●	And finally show some screen shots of the Exchange Offer website

Stock Option Exchange Overview (Slide 3)

●	Exchange Overview

●	As stated earlier, we are pleased to announce Science 37 has launched an Option Exchange for eligible employees, certain consultants and executive officers.
●	Stock Options have been a key component of our long-term incentive program. We offer them broadly to all new hires and we still continue this practice today. The goal is to have all employees benefit from the future success of the company.
●	Unfortunately, at this time many employee stock option grants are “underwater” (meaning that our current stock price is below the initial grant price).
●	In light of our current stock price, our Board of Directors has considered how to better align our employee and shareholder interests to generate long term shareholder value.

●	After much consideration, it was decided to offer eligible employees, certain consultants and executive officers the ability to exchange their eligible stock options, both vested and unvested, for new restricted stock units (RSUs).
●	Science 37 is offering a voluntary opportunity to exchange eligible “underwater” stock options for Restricted Stock Units (RSUs). There is no obligation to take part in this offer.

●	RSU Refresher

●	As a quick RSU refresher for those who have not been granted RSUs in the past:
●	RSUs are granted at a price of $0.00 and vest without requiring payment of any exercise price. As such, unlike options, as long as the current market value of Science 37 stock is above $0.01, then your RSU award will have value, subject to applicable vesting conditions.
●	Each RSU represents a contingent right to receive one share of Science 37 Holdings, Inc.’s common stock. After RSUs vest, you can then determine if you want to sell or hold the shares based on your investment objectives.
●	If you participate in the exchange, your newly granted RSUs will require acceptance once they are loaded into E*Trade.
●	There is no obligation to participate in the Option Exchange. It is completely your choice. If you do not choose to participate in the Option Exchange, you will continue to hold your stock options.
●	Please note that the newly issued RSUs will have a new vesting schedule: 3 year vesting period for all awards with ⅓ vesting each year on the anniversary of the grant date
●	If you elect to participate in the Option Exchange, which can be done on a grant-by-grant basis, the stock options you elect to surrender will be canceled, replacement RSUs will be granted, and a new grant agreement will be provided through E*Trade.

Stock Option Eligibility (Slide 4)

●	The Tender Offer window opened on April 3, 2023 and closes on April 28, 2023 at 11:59 EDT unless extended by Science 37.
●	The Eligible option holders include:

●	The Exchange Offer is open to current employees, certain consultants and executive officers of Science 37 Holdings, Inc. and its subsidiaries who hold at least two outstanding stock options (two and one-half for executives).
●	Executives, employees and consultants who have submitted a notice of resignation or termination or have been notified by Science 37 that their employment or service is being terminated at any time prior to the expiration of the exchange offer will not be eligible to participate in the exchange offer.
●	Employees outside the US are not eligible for this tender offer.

●	The Eligible Option Awards

●	Eligible stock options include options granted from June 2021 through March 2022 with an exercise price at or above $9.06 per share.
●	You must exchange all shares within an option grant, but you do not need to exchange all of your grants.
●	Please note that once the Exchange Offer window closes, which is currently scheduled for 11:59 p.m. ET on April 28th all elections are final.

●	This is a voluntary opportunity.
●	You may participate on a grant-by-grant basis, but for each grant, your selection must be on an all-or-nothing basis.

Exchange Details - Ratios (Slide 5)

●	Science 37 has two ratios for exchanging an option award:

●	2 options for 1 RSU – This applies to all employees and certain consultants at Science 37 other than the executive officers set forth in Category 2 below
●	2.5 options for 1 RSU – This applies to the following executive officers: David Coman, Jonathan Cotliar, Darcy Forman, Christine Pellizzari and Mike Zaranek

●	In the example of the exchange with respect to an employee who is eligible for the 2 options for 1 RSU exchange, you can see on the first line a grant of 10,000 options priced at $10.05 per share (meaning Science 37 stock would need to be at a price of at least $10.06 for the award to have value) is then converted to 5,000 RSUs priced at $0.00. The newly granted RSUs have value, provided that such employee meets the vesting requirements.

●	Vesting Details

●	If you participate in the exchange, any new RSU grant will be subject to a new vesting schedule, regardless of whether the tendered options were vested or unvested.
●	Vesting schedule will be 1/3 per year on the anniversary of the grant date during the 3-year period following the Grant Date.
●	Grant Date will be April 28, 2023

Taxation Considerations: (Slide 6)

●	The stock option for RSU exchange does not create a taxable event for the employee. The newly granted RSUs will have future tax implications as they vest. Please confer with your tax advisor as needed.

We have worked with AON to create an option exchange website. This presentation, as well as the detailed instructions listed below, will be posted on the Confluence Equity Compensation Educational Resources page.

●	Key Dates and Next Steps

●	The Option Exchange opened Monday, April 3, 2023 and will be open until April 28, 2023 at 11:59 p.m., Eastern Time.
●	During the week of May 22nd, replacement RSU agreements will be available for acceptance in your E*Trade account.

●	Conclusion

●	The FAQs will be posted to the Exchange website and the Confluence equity page.
●	Thank you for your time today and we recommend connecting with your Financial planner or tax advisor for guidance.